XR Casino Inc.



ANNUAL REPORT

151 San Francisco Street 2nd Floor

San Juan , PR 00901

(305) 467-1872

https://www.xr.casino/

This Annual Report is dated May 10, 2023.

BUSINESS

XR Casino is a technology company specialized in extended reality (XR) gaming solutions for the $262 billion iGaming and sports betting industries. XR Casino is among the first companies to launch casino games in all three extended reality technologies: augmented reality (AR), mixed reality (MR) and virtual reality (VR), and on a AI and blockchain technology-based XR gaming platform to allow cross-technology gaming between players using AR, MR, and VR technologies.

Our revenue model is composed of two segments, B2C and B2B. Our B2C segment targets the social casino gaming market, estimated at $6.2 billion as of 2020. Our target customers are mobile gaming players which are estimated at 2.6 billion worldwide. Our MVP games will be launched first, black jack, roulette and slot machines. Poker, Keno, Bingo, Baccarat and fantasy sports will follow. The fantasy sports gaming market was valued at $18.6 billion in 2019 and is expected to reach $48.6 billion by 2027, we aim to launch XR fantasy sport betting games in the near future. This segment will generate revenue from ad sales, subscription fees, sales of in-game casino chips, which are required to play the games and NFTs of unique designs for game assets such as card tables, slot machines, roulette tables, casino chips, in-game wearables and avatars. These games involve play money only, and they will not be able to cash out or exchange them for anything of value.

Our B2B segment is composed of: Software-as-a-Service (SaaS) and Games-as-a-Service (GaaS) for the iGaming, casino and sports betting industries, as well as XR game development services. We will generate revenues from licensing our technology and proprietary games, as well as from XR technology software development services and revenue sharing fees from casinos. The XR technologies market was valued at $26.05 billion in 2020 and is expected to reach $463 billion by 2026. Through our solutuions and value-added services, we aim to empower land-based casinos, online casinos and sports betting companies to provide XR gaming and gambling options to their players worldwide while solving the most pressing problems in these industries through the implementation of blockchain and AI technology. Some the problems we aim to solve are:

- Lack of transparency: Currently, players have no way of knowing and verifying which casinos offer the best odds of winning or highest payouts. Tribal casinos are not required to report payout statistics, online casinos are not required to report and regulated casinos report statistics once a year if they report at all. Through the implementation of blockchain technology we will provide real-time auditable and costless verification of casinos' statistics to promote transparency and benefit good actors and players.

- Cyber Crimes: Cyber theft of personal player data and funds cause billions of dollars in losses every year. We are reducing cybersecurity risks by implementing blockchain technology for player authentication, account access, payouts and sensitive player data storage.

- Fraud and Default Risks: Online casinos operating out of shady jurisdictions are at real risk of closing their doors at any moment and taking players' money with them. We are reducing these risks through the implementation of blockchain technology and smart contracts for payouts.

- Player attrition: According to indusry experts, a 5% reduction in player attrition translates into an increase in casinos' profits of 25% to 65%. We will implement AI technologies such as RPA, ML and NLP to increase player engagement and reduce attrition.

- Responsible gambling: Gambling is addictive, some players are vulnerable to becoming addicted to gambling which leads to spending more money than they should, this affects their lives, their family's lives and their communities. We are committed to responsible gambling practices through the implementation of AI technologies to prevent players from becoming addicted.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 7,000,000
Use of proceeds: Initial issuance of securities (founder's shares)
Date: July 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $160,050.25
Use of proceeds: Funds were used to start the company, software development, legal expenses to incorporate the company and file patent, travel, entertainment, investor relations expenses, consulting fees payable to Dan, marketing expenses, equipment, transportation.
Date: August 31, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $66,730.75
Use of proceeds: Funds were used to start the company, software development, legal expenses to incorporate the company and file patent, travel, entertainment, investor relations expenses, consulting fees payable to Dan, marketing expenses, equipment, transportation.
Date: August 31, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final Amount Sold: $354,473.84
Use of Proceeds: General Operating Expenses and Software Development
Date: December 31, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

Dayan Martinez, Founder & CEO, plans on dedicating the capital required to operate XR Casino for a minimum of the next 18 months or until the revenue covers operating expenses. We plan on being revenue-generating within 6 months after the launch of our social casino games, which is expected to take place by third quarter 2023.
Foreseeable major expenses based on projections:

Major expenses will be platform development, licensing, and marketing. The Company plans on relying on funds from Convertible Notes to cover operating expenses.

Future operational challenges:

Operational challenges include but are not limited to:

- Scaling up our software development team in the shortest amount of time possible to complete the platform development within the target dates.

- Implementing data science, creating our data pipeline and implementing Artificial Intelligence technology into our platform development.

Future challenges related to capital resources:

Challenges related to capital resources include but are not limited to:

- Raising enough capital to complete platform development;

- Raising enough capital to hire the necessary executives such as chief operating officer, product specialists and business development specialists; and

- Raising enough capital for marketing to secure the first 10,000 players.

Future milestones and events:

Significant milestones and events include but are not limited to:

1. Completion of successful fund raising to cover general operating expenses

2. Launching our social casino and activating the first 10,000 players

3. Launching XR Casino Coin to boost player acquisition and community building within NFT communities. Launching in one or more metaverses.

4. Securing the first contract for XR game design services

5. Launching XR sports betting games

6. Completing the development of our platform and launching our B2B segment (The total cost to develop our platform is approximately $2 million; therefore, this is the most important challenge.)

7. Securing our first B2B SaaS contract

8. Obtaining our B2B and B2C offshore online casino license

9. Increase active players to 100,000 globally

10. Surpassing 1,000,000 in active players globally

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $12,989.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Dayan Martinez, Founder and CEO, and TOA Trading LLC
Amount Owed: $527,681.99
Interest Rate: 0.0%
Maturity Date: August 31, 2031
Convertible into common stock at a conversion price of $0.10 per share

Creditor: Token Society, LLC
Amount Owed: $10,000
Interest Rate: 0.0%
Maturity Date: November 20, 2027
Convertible into common stock at a conversion price of $1.00 per share

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dayan Martinez

Dayan Martinez 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, and Director
Dates of Service: July, 2021 - Present
Responsibilities: General corporate operations, capital raising, business development, strategic partnerships development, day to day management of the company. Dayan does not currently receive a salary but likely will take future equity compensation.

Other business experience in the past three years:

Employer: Net Element, Inc.
Title: Investor Relations Manager
Dates of Service: June, 2015 - September, 2021
Responsibilities: Strategic initiatives to increase shareholder value

Other business experience in the past three years:

Employer: TOA Trading LLC
Title: Owner, Managing Member
Dates of Service: June, 2014 - Present
Responsibilities: Investor relations consulting services for public companies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Dayan Martinez
Amount and nature of Beneficial ownership: 7,000,000
Percent of class: 70.0

RELATED PARTY TRANSACTIONS

Name of Entity: Dayan Martinez
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible Note for $160,050.25
Material Terms: Convertible note maturing on August 31,2031 at zero percent APR (0%), convertible anytime prior to or at maturity into the Company's common stock at a conversion price of $0.10 per share.

Name of Entity: TOA Trading LLC (100% Dayan Martinez)
Names of 20% owners: Dayan Martinez
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible Note for $66,730.75
Material Terms: Convertible note maturing on August 31, 2031 for $66,730.75, convertible into common stock at any time prior to or at maturity at a conversion price per share of $0.10.

Name of Entity: Dayan Martinez
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible Notes for $188,955.57
Material Terms: Convertible notes maturing on August 31,2031 at zero percent APR (0%), convertible anytime prior to or at maturity into the Company's common stock at a conversion price of $0.10 per share

Name of Entity: TOA. Trading LLC (100% Dayan Martinez)
Names of 20% owners: Dayan Martinez
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible Notes for $111,945.42
Material Terms: Convertible notes maturing on August 31, 2031 for $111,945.42, convertible into common stock at any time prior to or at maturity at a conversion price per share of $0.10.

OUR SECURITIES

The company has authorized Common Stock, Convertible Notes to Dayan Martinez, and Convertible Notes to TOA Trading LLC.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes to Dayan Martinez

The security will convert into Common stock and the terms of the Convertible Notes to Dayan Martinez are outlined below:

Amount outstanding: $349,005.82
Maturity Date: August 31, 2031
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At the option of the Holder at any time prior to the Maturity Date at a conversion price of $0.10 per share

Material Rights

There are no material rights associated with Convertible Note - Dayan Martinez.

Convertible Notes to TOA Trading LLC

The security will convert into Common stock and the terms of the Convertible Notes - TOA Trading LLC are outlined below:

Amount outstanding: $178,676.17
Maturity Date: August 31, 2031
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At the option of the Holder at any time prior to the Maturity Data at a conversion price of $0.10 per share

Material Rights

Note holders are not entitled to any voting rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the XR Casino, Inc. Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform and games for extended reality technology. Our revenues are therefore dependent upon the market for extended reality technologies. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our extended reality cross-technology gaming platform. Delays or cost overruns in the development of our extended reality cross-technology gaming platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits XR Casino, Inc. was formed on July 1, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. XR Casino, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on XR Casino, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on XR Casino, Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 10, 2023.

XR Casino Inc.

By   /s/ *Dayan Martinez*

Name: XR Casino, Inc.

Title: Director, Founder, CEO and Principal Executive

Exhibit A

FINANCIAL STATEMENTS

XR CASINO, INC.

Unaudited Financial Statement

For Years Ended December 31, 2022 and 2021

Table of Contents

Page(s)

Financial Statements:

XR CASINO, INC.
Balance Sheet
As of December 31, 2022 and 2021

	Notes	2022	2021
ASSETS			
Current Assets			
Cash and cash equivalents	3	12,989	9,554
Total Current Assets		12,989	9,554
Non-current assets			
Equipment, net	4	10,550	7,800
Patent Cost		2,262	2,262
XR Software Development Cost	5	88,290	43,790
Total Non-current Assets		101,102	53,852
TOTAL ASSETS		**$114,091**	**$63,406**
LIABILITIES AND EQUITY			
Current Liabilities			
Credit Cards	6	43,625	-
Sales Tax Payable		(52)	(52)
Total Current Liabilities		**43,573**	**(52)**
Long-Term Liabilities			
Convertible Loan	7	10,000	-
Loan with shareholder	7	349,006	221,455
Loan with related party	7	178,676	140,116
Total Long-Term Liabilities		**537,683**	**361,571**
Total Liabilities		**581,256**	**361,519**
Equity			
Common Stock		-	-
Retained Earnings		(298,113)	-
Net Income		(169,052)	(298,113)
Total Equity		**(467,165)**	**(298,113)**
TOTAL LIABILITIES AND EQUITY		**$114,091**	**$63,406**

The accompanying notes are an integral part of these financial statements.

XR CASINO, INC.
Income Statement
For the Years December 31, 2022 and 2021

	2022	2021
Income	-	-
GROSS PROFIT	-	-
Expenses		
Advertising & Marketing	18,215	25,836
Bank Charges & Fees	1,243	274
Business Development	348	-
Business Services	1,526	-
Charitable Contributions	1,046	-
Communications	1,612	348
Car Rental	-	638
Consulting Services	-	210,000
Depreciation Expense	3,754	1,351
Events	-	3,972
Gas	79	702
Insurance	270	71
Legal & Professional Services	82,406	5,788
Lodging	2,288	7,042
Marketing	296	-
Other Business Expenses	5,934	827
Meals & Entertainment	13,774	8,203
Parking	83	266
Professional Education Expenses	-	6,900
Rent & Lease	825	375
Social Pages	-	459
Supplies, Software & Misc. Equipment's	11,128	3,382
Taxes & Licenses	3,414	15
Transportation	258	2,631
Travel	20,452	19,033
Vehicle Expense	101	-
Total Expense	169,052	298,113
Net Operating Loss	(169,052)	(298,113)
Net Loss	**$(169,052)**	**$(298,113)**

The accompanying notes are an integral part of these financial statements.

XR CASINO, INC.
Statement of Stockholder's Equity
For the Years Ended December 31, 2022 and 2021

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2021	-	-	-	-
Net loss	-	-	(298,113)	(298,113)
Balance, December 31, 2021	**-**	**-**	**(298,113)**	**(298,113)**
Contribution from stockholder	-	-	-	-
Net loss	-	-	(169,052)	(169,052)
Balance, December 31, 2022	**-**	**-**	**(467,165)**	**(467,165)**

The accompanying notes are an integral part of these financial statements.

XR CASINO, INC.
Statement of Cash Flow
For Years Ended December 31, 2022 and 2021

Cash flows from Operating Activities:	**2022**	**2021**
Net Loss	**(169,052)**	**(298,113)**
Adjustments to reconcile Net Loss to Net Cash provided by (used in) operations:		
Depreciation	3,754	1,351
Changes in operating assets and liabilities:		
Credit Card	43,625	-
Sales Tax Payable	-	(52)
Total Adjustments and changes to reconcile Net Loss to Net Cash provided by operations:	**47,379**	**1,299**
Net cash (used) by operating activities	**(121,673)**	**(296,814)**
Cash Flows from Investing Activities:		
Acquisition of property and equipment	(6,504)	(9,151)
Patent Cost	-	(2,262)
Software Development Cost	(44,500)	(43,790)
Net cash (used) by investing activities	**(51,004)**	**(55,203)**
Cash Flows from Financing Activities		
Proceeds from Convertible Loan	10,000	-
Proceeds from Loan with shareholder	127,551	221,455
Proceeds from Loan with related party	38,561	140,116
Net cash provided by financing activities	**176,112**	**361,571**
Net change in cash for the period	**3,435**	**9,554**
Cash at beginning of period	9,554	-
Cash at End of Period	**$12,989**	**$9,554**

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization

XR Casino, INC ("the Company"), is a Domestic Corporation organized under the laws of Puerto Rico on July 1, 2021. The Company plans to earn revenue with the first-ever cross-technology platform for virtual reality, augmented reality and mixed reality gambling platform.

Note 2 – Summary of Accounting Policies

<u>Basis of Presentation</u>

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of continent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

<u>Statement of Cash Flows</u>

The Company prepares its statement of cash flows using the indirect method.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. As of December 31, 2022 and 2021, cash and cash equivalents consist of an operating checking account.

<u>Fair Value of Financial Instruments</u>

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

- These tiers include:

    o Level 1: defined as observable inputs such as quoted prices in active markets;
    o Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
    o Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 and 2021.

Income tax

The Company accounts for its income taxes using the FASB ASC 740, "Accounting for Income Taxes" which requires the establishment of a deferred tax assets or liability for the recognition of future deducible or taxable amounts and operating loss and tax credit carry forwards.

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Once the software is put in service it will be amortized on a method to be determined by the Company at a later date.

Related Parties

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist in general corporate functions, including accounting, tax, legal, business development, and other miscellaneous expenses.

Note 3 – Cash and cash equivalents

As of December 31, 2022 and 2021, the Company has all its funds in financial institutions in United Stated of America.

Note 4 – Equipment, net

The Company purchased equipment's for the years 2022 and 2021 and had depreciation, its net Equipment consisted of the following:

2022

		Equipment
As of December 31, 2021		9,151
Additions		6,504
Disposal	-	-
As of December 31, 2022		15,655
Accumulated depreciation		
As of December 31, 2021		(1,351)
Depreciation		(3,754)
Disposal	-	-
Total Accumulated depreciation		(5,105)
Equipment, net		**$10,550**

2021

	Equipment
As of December 31, 2020	-
Additions	9,151
Deductions	-
As of December 31, 2021	9,151
Accumulated depreciation	
As of December 31, 2020	-
Depreciation	(1,351)
Deductions	-
Total Accumulated depreciation	(1,351)
Equipment, net	**$7,800**

Note 5 -Software Development Cost

The Company software to be available soon consisted of development costs of $88,290 in 2022 and $43,790 in 2021.

Note 6 - Credit Card

In the year 2022, the Company opened a credit card account and for the period ended December 31, 2022 the balance is $43,625.

Note 7 – Debt

Convertible Notes - The Company has entered into convertible note agreements for funding operations. The interest rate on the notes is zero percent per year (0%. APR). The amounts are to be repaid at maturity. The holders of the notes have the right to convert the amount due by conversion into the Company's common stock at any time prior to or at maturity of the notes at a strike price of $0.10 per share of common stock.

	2022	**2021**
Convertible Loan		
On November 1, 2022, the Company signed an agreement. to receive $1,000,000 for the purpose of developing more advanced software and canceling its two previous Convertible Notes. The Company received $10,000.	**$10,000**	-
Loan with shareholder		
On December 31, 2021, the Company signed an agreement with an investor to receive $221,251 to finance software development, business development and to prepare the Company for its initial capital raise by way of crowdfunding or private placement.	**$349,006**	**$221,455**

Loan with related party
On August 31, 2021 and December 1, 2021, the Company signed an agreement with investors to receive $140,757 to fund its development, especially software development, and keep the company in the lead-up to fundraising through crowdfunding or private placement.:   **$178,676**   **$140,116**

Note 8 - Equity

The Company has authorized 10,000,000 of common shares with a par value of $0.01 per share. No shares were issued and outstanding as of December 31, 2022 and 2021. Although no common shares were issued and outstanding, 6,000,000 of the shares are reserved for the owner.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 10 – Risks and Uncertainties

COVID-19

Since December 31, 2020 the spread of COVID- 19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID- 19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

The Company an emerging growth Company, and, for as long as it continue to be an emerging growth Company, the company may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our in ternal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved .We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.

Note 11 – Contingencies, Compliance with Laws, and Regulations

The Company are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 12 – Reclassifications

Certain reclassifications have been made to prior year's financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

Note 13 – Subsequent Events

Management has evaluated subsequent events through May 5, 2023, the date the financial statements were available to be issued and believes there is nothing of significance to report.

I, Dayan Martinez, CEO, Director, Founder and Principal Executive Officer of XR Casino, Inc., hereby certify that the financial statements of XR Casino, Inc. and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

XR Casino has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24th day of April, 2023.

_____ (Signature)

Founder, CEO, Director, Principal Executive Officer

April 24, 2023

CERTIFICATION

I, Dayan Martinez , Principal Executive Officer of XR Casino Inc. , hereby certify that the financial statements of XR Casino Inc. included in this Report are true and complete in all material respects.

Dayan Martinez

Director, Founder, CEO and Principal Executive